Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Numbers: 333-142950
333-142950-01
333-142950-02
Additional Information Statement dated May 31, 2007
The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5107.
Capital Auto Receivables Asset Trust 2007-SN1
Issuing Entity
$1,720,007,000 Asset Backed Notes, Class A
$56,250,000 Asset Backed Notes, Class B
$55,000,000 Asset Backed Notes, Class C
$60,000,000 Asset Backed Notes, Class D
Capital Auto Receivables LLC
Depositor
GMAC LLC
Sponsor and Servicer/Trust Administrator
This additional information statement (this “Additional Statement”) relates to the Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes, the Class B Notes, the Class C Notes and the Class D Notes offered by the preliminary prospectus supplement, dated May 18, 2007 (the “Preliminary Prospectus Supplement”). Unless the context indicates otherwise, defined terms in this Additional Statement that are not otherwise defined herein have the meanings given to them in the Preliminary Prospectus Supplement. This Additional Statement should be read in conjunction with the Preliminary Prospectus Supplement. To the extent that the information directly set forth in this Additional Statement is inconsistent with the information in the Preliminary Prospectus Supplement, you should rely upon the information in this Additional Statement.
The issuing entity is offering the following classes of notes by the Preliminary Prospectus Supplement and the accompanying prospectus:

	Class A Notes						Class B Notes	Class C Notes	Class D Notes
	A-2a Notes	A-2b Notes	A-3a Notes	A-3b Notes	A-4a Notes	A-4b Notes
Principal Amount	$655,000,000		$660,000,000		$405,007,000		$56,250,000	$55,000,000	$60,000,000
		One-Month		One-Month		One-Month
		LIBOR +		LIBOR +		LIBOR +
Interest Rate	%	%	%	%	%	%	%	%	%
Final Scheduled	October 15,	October 15,	July 15,	July 15,	February 15,	February 15,	March 15,	March 15,	January 17,
Distribution Date	2009	2009	2010	2010	2011	2011	2011	2011	2012
Price to Public	%	%	%	%	%	%	%	%	%
Underwriting Discount	%	%	%	%	%	%	%	%	%
Proceeds to Depositor	%	%	%	%	%	%	%	%	%
The issuing entity will pay interest and principal on the notes on the 15th day of each calendar month, or if that day is not a business day, the next business day, beginning on June 15, 2007.
The Class A-2b Notes, the Class A-3b Notes and the Class A-4b Notes are floating rate notes. All other offered notes are fixed rate notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Additional Statement, the Preliminary Prospectus Supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Underwriters of the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes

Banc of America Securities LLC	BNP PARIBAS	Citi	SOCIETE GENERALE

BMO Capital Markets
CIBC World Markets
Daiwa Securities America Inc.
KeyBanc Capital Markets
RBC Capital Markets
Underwriters of the Class B Notes, the Class C Notes and the Class D Notes

Banc of America Securities LLC	BNP PARIBAS	Citi	SOCIETE GENERALE

     The principal amount, interest rate and the Final Scheduled Distribution Date for the offered notes are as set forth on the first page of this Additional Statement. The corresponding information for the Class A-1 Notes is set forth below:

	Class A-1a Notes		Class A-1b Notes
Principal amount	$		$
Interest rate		%	One-Month LIBOR +%
Final scheduled distribution date	June 16, 2008		June 16, 2008
     The interest rate for the Class A-1 Notes will be a fixed rate, a floating rate or the combination of a fixed rate and a floating rate if the Class A-1 Notes have both a fixed rate tranche and a floating rate tranche. The issuing entity will pay interest on the Class A-1 Notes on each distribution date based on the actual days elapsed during the period for which interest is payable and a 360-day year. If the issuing entity issues floating rate Class A-1 Notes, the issuing entity will enter into an interest rate swap for those Class A-1 Notes.
LEGAL PROCEEDINGS
COLT Indenture Trustee and CARAT Indenture Trustee
On or about May 17, 2007, The Bank of New York was made aware by means of various press reports that a lawsuit was filed against The Bank of New York by a Russian agency described as the Federal Customs Service. While The Bank of New York has not seen the complaint, based on its knowledge of the facts, The Bank of New York believes any such suit would be without merit, if not frivolous, and The Bank of New York would expect to defend itself. The Bank of New York believes that the suit will not be material to holders of the notes.
UNDERWRITING
     Subject to the terms and conditions set forth in the underwriting agreement, the depositor has agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase from the depositor, the principal amount of the offered notes set forth opposite its name below:
Aggregate Principal Amount to be Purchased

	Class A-2a	Class A-2b	Class A-3a	Class A-3b	Class A-4a	Class A-4b	Class B	Class C	Class D
Underwriter	Notes	Notes	Notes	Notes	Notes	Notes	Notes	Notes	Notes
Banc of America Securities	$	$	$	$	$	$	$	$	$
BNP Paribas Securities Corp.	$	$	$	$	$	$	$	$	$
Citigroup Global Markets Inc.	$	$	$	$	$	$	$	$	$
SG Americas Securities, LLC	$	$	$	$	$	$	$	$	$
BMO Capital Markets Corp.	$	$	$	$	$	$
CIBC World Markets Corp.	$	$	$	$	$	$
Daiwa Securities America Inc.	$	$	$	$	$	$
Key Banc Capital Markets Inc.	$	$	$	$	$	$
RBC Capital Markets Corporation	$	$	$	$	$	$

Total	$	$	$	$	$	$	$	$	$

Banc of America Securities LLC, BNP Paribas Securities Corp., Citigroup Global Markets Inc. and SG Americas Securities, LLC are responsible for jointly leading and managing the offering of the offered notes.

     The depositor has been advised by the underwriters that the several underwriters propose initially to offer the Class A-2a Notes, the Class A-2b Notes, the Class A-3a Notes, the Class A-3b Notes, the Class A-4a Notes, the Class A-4b Notes, the Class B Notes, the Class C Notes and the Class D Notes to the public at the prices set forth on the first page of this Additional Statement, and to dealers at those prices less a selling concession not in excess of the percentage set forth below for each class of offered notes. The underwriters may allow, and those dealers may reallow to other dealers, a subsequent concession not in excess of the percentage set forth below for each class of offered notes. After the initial public offering, the public offering price and these concessions may be changed.

	Selling Concession	Reallowance
Class A-2a Notes	%	%
Class A-2b Note.	%	%
Class A-3a Notes	%	%
Class A-3b Notes	%	%
Class A-4a Notes	%	%
Class A-4b Notes	%	%
Class B Notes	%	%
Class C Notes	%	%
Class D Notes	%	%
     The following chart sets forth information on the aggregate proceeds to the depositor from the sale of the offered notes.

As a Percent of
Initial Aggregate
Principal Amount
	Aggregate Amount	of the Offered Notes
Sale of the Offered Notes Proceeds	$	%
Underwriting Discount on the Notes	$	%
Additional Offering Expenses	$	%
Net Proceeds to Depositor	$	%